UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Here Media Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
427105 101
(CUSIP Number)
Stephen P. Jarchow
10990 Wilshire Boulevard,
Penthouse
Los Angeles, CA 90024
(310) 806-4288
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 11, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	427105 101

1	NAMES OF REPORTING PERSONS Here Management LLC (FEIN 20-3515496)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		15,590,756

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		15,590,756

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	15,590,756

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	75%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Item 1. Security and Issuer
This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.001 per share (“Common Stock”), of Here Media Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is:
10990 Wilshire Boulevard, Penthouse
Los Angeles, CA 90024
Item 2. Identity and Background
(a) — (c) and (f).
Here Management LLC (“Here Management”) is a Texas limited liability company. The executive office of Here Management is 10990 Wilshire Boulevard, Penthouse, Los Angeles, CA 90024.
The names, citizenship, business addresses, present principal occupation or employment and the name and principal business address of any corporation or other organization in which such employment is conducted of the members of Here Management are as set forth on Appendix A attached hereto, and are incorporated herein by reference.
(d) and (e)
During the last five years, neither Here Management, nor to the best of its knowledge, any person listed on Appendix A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
Here Management acquired beneficial ownership of 15,590,756 shares of the Common Stock through exchange of stock in a business combination (the “Business Combination”) that was consummated on June 11, 2009, pursuant to an Agreement and Plan of Merger, dated as of January 8, 2009 (as amended, supplemented or otherwise modified through the date hereof, the “Merger Agreement”), that was entered into by and among the Company, PlanetOut Inc. (“PlanetOut”), HMI Merger Sub, Inc. (“HMI Merger Sub”), Here Networks LLC (“Here Networks”), Regent Entertainment Media Inc. (together with Here Networks, the “HMI Entities”) and the owners of the HMI Entities, consisting of Stephen P. Jarchow, Paul A. Colichman and Here Management.
Pursuant to the Merger Agreement, the Business Combination of PlanetOut and the HMI Entities was accomplished in two concurrent steps. The first was the merger of HMI Merger Sub, a wholly owned subsidiary of the Company, with and into PlanetOut (the “Merger”), in which one share of the Common Stock and one share of the special stock, $0.001 par value per share (“Special Stock”), of the Company were issued in exchange for each outstanding share of the common stock, $0.001 par value per share, of PlanetOut. The stockholders of PlanetOut adopted the Merger Agreement and approved the Merger at a special meeting of the stockholders held on June 10, 2009. PlanetOut filed a Certificate of Merger with the Secretary of State of the State of Delaware on June 11, 2009 and thereby became the surviving corporation in the Merger and a wholly owned subsidiary of the Company.
Concurrently with the Merger, the owners of the HMI Entities contributed to the Company all of their interests in the HMI Entities, which consisted of stock and limited liability company interests that constituted 100% of the ownership interest in each of those companies, in exchange for the Common Stock. Upon consummation of the Business Combination, the former PlanetOut stockholders and holders of certain warrants to purchase PlanetOut common stock became owners of 20% of the Common Stock and 100% of the Special Stock, and Stephen P. Jarchow, Paul A. Colichman and Here Management, the former owners of the HMI Entities, became owners of 3%, 2% and 75%, respectively, of the Common Stock.

Item 4. Purpose of Transaction
Here Management acquired the beneficial ownership of 15,590,756 shares of the Common Stock reported in this Statement pursuant to the Business Combination described in Item 3 hereof. Other than as described in this Statement, Here Management does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
(a) and (b) — On June 11, 2009, Here Management, Stephen P. Jarchow and Paul A. Colichman acquired 15,590,756 shares, 623,630 shares and 415,754 shares of the Common Stock, representing ownership of 75%, 3% and 2%, respectively. Here Management, Stephen P. Jarchow and Paul A. Colichman each have sole power to vote and to dispose of all such shares directly owned by them. In addition, Stephen P. Jarchow and Paul A. Colichman, as managers and members of Here Management, beneficially own the 15,590,756 shares owned by Here Management and each have shared power to vote and to dispose of all such shares. Except as set forth in this Item 5, none of the persons listed on Appendix A beneficially owns any shares of Common Stock.
(c) Here Management, Stephen P. Jarchow, Paul A. Colichman and the other persons listed on Appendix A have not engaged in any transaction during the past 60 days in any shares of Common Stock, other than the respective acquisitions of shares of Common Stock by Here Management, Stephen P. Jarchow and Paul A. Colichman pursuant to the Business Combination described in Item 3 and Item 5(a) and (b) hereof.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
There are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and Appendix A and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits

Exhibit 1.	Merger Agreement (incorporated by reference to PlanetOut Inc.’s Current Report on Form 8-K filed with the SEC on January 14, 2009)

Exhibit 2.	First Amendment to Merger Agreement, dated as of April 27, 2009, by and among the Company, PlanetOut, HMI Merger Sub, the HMI Entities and the owners of the HMI Entities (incorporated by reference to PlanetOut Inc.’s Current Report on Form 8-K filed with the SEC on May 1, 2009)

Exhibit 3.	Second Amendment to Merger Agreement, dated as of June 1, 2009, by and among the Company, PlanetOut, HMI Merger Sub, the HMI Entities and the owners of the HMI Entities (incorporated by reference to PlanetOut Inc.’s Current Report on Form 8-K filed with the SEC on June 4, 2009)

Exhibit 4.	Letter Agreement, dated as of May 13, 2009, between the Company and PlanetOut (incorporated by reference to PlanetOut Inc.’s Current Report on Form 8-K filed with the SEC on May 19, 2009)

SIGNATURE
After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Date: June 22, 2009

Here Management LLC
By:	/s/ Stephen P. Jarchow
	Name:	Stephen P. Jarchow
	Title:	Manager

APPENDIX A
INFORMATION CONCERNING THE MEMBERS OF HERE MANAGEMENT LLC
The following table sets forth the name, present principal occupation or employment and the name and principal business address of the organization in which the employment is conducted for each member of Here Management.
Each person listed below is a citizen of the United States of America.

	Present Principal Occupation or	Address of Present Principal
Name	Employment	Occupation or Employment
Stephen P. Jarchow	Chairman of the Board of Here Media Inc.	10990 Wilshire Boulevard, Penthouse, Los Angeles, CA 90024

Paul A. Colichman	Chief Executive Officer and President of Here Media Inc.	10990 Wilshire Boulevard, Penthouse, Los Angeles, CA 90024